November 6, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Katherine Wray
Stephen Krikorian Laura Veator

Re:	Registration Statement on Form S-1 Filed October 14, 2015
Amendment No. 1 to Registration Statement on Form S-1 Filed October 26, 2015
File No. 333-207411

Ladies and Gentlemen:

On behalf of our client, Square, Inc. (“Square” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 26, 2015 (the “First Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and its letter dated October 29, 2015 (the “Second Comment Letter”), relating to the above-referenced Amendment No. 1 to the Registration Statement. For the convenience of the Staff, we are providing copies of this letter to the Staff by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below in regards to the First Comment Letter (which are references to the Registration Statement submitted on October 14, 2015), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 1 to the Registration Statement.

FIRST COMMENT LETTER:

“We depend on key management.,” page 31

1.	Further to prior comment 19 from our letter dated July 23, 2015, we note that you have revised your risk factor disclosure to reflect Mr. Dorsey’s appointment as permanent chief executive officer of Twitter, and to state that, “This may at times adversely affect his ability to devote time, attention, and effort to Square.” Please tell us what consideration you gave to discussing with more specificity, if known, how he intends to divide his time, attention and effort between Square and Twitter.

The Company respectfully advises the Staff that it has revised page 148 of the Registration Statement in response to the Staff’s comment.

AUSTIN  BEIJING  BRUSSELS  HONG KONG  LOS ANGELES  NEW YORK  PALO  ALTO  SAN DIEGO

SAN FRANCISCO  SEATTLE  SHANGHAI  WASHINGTON, DC  WILMINGTON, DE

Securities and Exchange Commission

November 6, 2015

SECOND COMMENT LETTER:

Management

Compensation Committee Interlocks and Insider Participation, page 157

1.	Please revise to present under this heading the disclosure required by Item 404 of Regulation S-K with respect to the related party transactions between the company and entities affiliated with your compensation committee members. We note in this regard your disclosure beginning on page 171 regarding related party transactions with Sequoia Capital and entities affiliated with Ms. Meeker. Refer to Item 407(e)(4)(i)(C) of Regulation S-K. To avoid duplicative disclosure, you may include a cross-reference to the interlocks section in the related party transaction section of the filing. For guidance, refer to Section III.H of SEC Release No. 33-7009.

The Company respectfully advises the Staff that it has revised the disclosure on page 155 of the Registration Statement to present the disclosure required by Item 404 of Regulation S-K with respect to the related party transactions between the Company and entities affiliated with its compensation committee members.

Certain Relationships, Related Party and Other Transactions

Series E Convertible Preferred Stock Financing, page 170

2.	To the extent required by Item 404(a) of Regulation S-K, please identify the “existing investor” that purchased shares of your Series E convertible preferred stock in October 2015 and indicate the aggregate purchase price paid by this investor.

The Company respectfully advises the Staff that the existing investor that purchased shares of the Company’s Series E convertible preferred stock in October 2015 is not a “related person” as defined by Item 404(a) of Regulation S-K and is therefore not required to be identified pursuant to Item 404(a) of Regulation S-K. Such existing investor is not affiliated with any of the Company’s directors, officers, or holders of more than 5% of the Company’s outstanding capital stock. The offers, sales, and issuance of the shares were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(a)(2) of the Securities Act. All investors who purchased shares of the Company’s Series E convertible preferred stock in October 2015 were sophisticated and accredited investors, had substantive relationships with the Company that pre-date the Company’s initial public filing of the Registration Statement, and the discussions relating to the potential purchase of Series E convertible preferred stock began prior to the initial public filing of the Registration Statement. The investors were not solicited as part of the registration process.

Securities and Exchange Commission

November 6, 2015

Notes to the Consolidated Financial Statements

Note 2-Fair Value of Financial Instruments, F-19

3.	We note your disclosure that you agreed to facilitate the sale of 2,269,830 shares of Series D preferred stock held by Starbucks to a third party, and if the aggregate purchase price in a sale to a third party is less than $37 million, then the company will pay Starbucks the difference. Clarify what consideration you gave to classifying these shares as temporary equity. We refer you to ASC 480-10-S99. Further, tell us what the fair value of the derivative liability is as of October 23, 2015, and what consideration you gave to disclosing any material increases as a subsequent event. Lastly, clarify why it is appropriate to include these shares as a pro forma adjustment.

The Company respectfully advises the Staff that it has addressed this comment in a separate response letter dated November 3, 2015. In response to the Staff’s verbal follow-up question relating to the conversion of the Series D preferred stock, the Company has updated the disclosure on page F-34 of the Registration Statement to disclose that the holders of a majority of the outstanding shares of Series D preferred stock have consented to the automatic conversion of all shares of outstanding Series D preferred stock into common stock immediately prior to the completion of the Company’s initial public offering.

* * * *

Securities and Exchange Commission

November 6, 2015

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 320-4554 or dsegre@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Segre

David J. Segre

cc:	Dana R. Wagner, Square, Inc.

Sydney B. Schaub, Square, Inc.

Tait O. Svenson, Square, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Calise Y. Cheng, Wilson Sonsini Goodrich & Rosati, P.C.

David C. Karp, Wachtell, Lipton, Rosen & Katz

Ronald C. Chen, Wachtell, Lipton, Rosen & Katz

Gordon Moodie, Wachtell, Lipton, Rosen & Katz

William H. Hinman, Jr., Simpson Thacher & Bartlett LLP

Daniel N. Webb, Simpson Thacher & Bartlett LLP